United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

000-1125
(Commission File Number)

Madison Gas and Electric Company
(Exact name of registrant as specified in its charter)

133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cumulative Preferred Stock, Par Value $25 Per Share
(Title of each class of securities covered by this form)

Common Stock, Par Value $1 Per Share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)

relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	[x] [ ] [x] [ ] [ ]

Approximate number of holders of record as of the certificate or notice date:

None

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification to be signed on its behalf by the undersigned, thereunto duly authorized person.

Madison Gas and Electric Company
(Registrant)

Date: October 26, 2012	/s/ Jeffrey C. Newman
Jeffrey C. Newman Vice President, Chief Financial Officer, Secretary and Treasurer

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